Exhibit 4(A)

TIAA-CREF Life Insurance Company

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [877-694-0305]

[“Marketing Name” Annuity] Contract

Contract Number	[0-800135-6]	Primary Owner	[John J. Jones]
Date of Issue	[01 01 2008]	Joint Owner	[Jane Q. Jones or “None”]
	mo day year	Annuitant	[Jane J. Doe]

This is a contract between you, the owner(s) of this contract, and TIAA-CREF Life Insurance Company (“TIAA-CREF Life,” “we,” “us”). This page refers briefly to some of the features of this contract. The next pages set forth in detail the rights and obligations of both TIAA-CREF Life and you under this contract.

PLEASE READ YOUR CONTRACT. IT IS IMPORTANT.

General Description

This is a flexible premium deferred annuity contract. You allocate your premiums among the available fixed term deposits. We will from time to time declare which fixed term deposits are available and specify the total interest rates that are applicable to them. Your contract accumulation is made up of your combined fixed term deposit accumulations plus any short-term holding account accumulation.

You may elect to receive income based on the life of the annuitant, who may be an owner or another person.

You may withdraw all or part of your contract accumulation before income benefits begin. A surrender charge applies to withdrawals made more than thirty days prior to maturity of a fixed term deposit.

A market value adjustment applies to withdrawals made more than thirty days prior to maturity of a fixed term deposit, and to income benefits that begin more than one year prior to maturity of any fixed term deposits. The market value adjustment formula may result in both upward and downward adjustments in cash surrender benefits and income amounts.

If the annuitant or either owner dies before income benefits begin, we will pay your contract accumulation as a death benefit.

An annual maintenance charge applies if your contract accumulation is below $25,000.

This contract does not provide for loans.

We may stop accepting premiums under this contract and accept premiums under a substitute contract. The substitute contract may differ in surrender charge, guaranteed interest rate, and annuity purchase rates.

30 Day Right to Examine Your Contract. You have 30 days from the day you receive this contract to examine and cancel it. If you decide to cancel this contract, send it and your request to cancel to TIAA-CREF Life at the address above. Upon receipt of such request, we will refund all premiums paid. As of that date, the contract will then be void and no benefits will be provided under it.

If you have any questions about your contract or need help to resolve a problem, you can contact us at the address or telephone number above.

[		]	[		]
	Corporate Secretary			Chairman, President, & Chief Executive Officer

Nonqualified Flexible Premium Deferred Annuity

Fixed Accumulation and Income Benefit

Nonparticipating

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Index of Provisions

Section
Additional Amounts	29
Annuitant	1
Annuity Starting Date	2
Annuity Purchase Rates	61
Assignment	49
Beneficiaries	3
Benefits Based on Incorrect Age	55
Business Day	4
Claims of Creditors	50
Commuted Value	5
Contract	20-21
Accumulation	30
Correspondence and Requests for Benefits	59
Death Benefit	6, 38-41
Payees	7
Distributions Required on Death of Owner(s)	37
Elections and Changes - Procedure	52
Fixed Term Deposit	8, 25-27
Accumulation	28
General Account	9
Income Benefit	10, 33-37
Income Options	36
Laws and Regulations - Compliance with	57
Loans - Not available	48
Maintenance Charge	32
Market Value Adjustment	34,40,43,46
Rate	63
Minimum Accumulation Interest Rate	60
Non-Forfeiture of Benefits	51
Owner(s)	11
Payment to an Estate, Guardian, Trustee, etc.	53
Premiums	22-23
Premium Tax	24
Proceeds	12
Proof of Survival	56
Rate Schedule	60-63
Definition	13
Report of Accumulation	47
Right to Amend	58
Right to Examine Period	14
Second Annuitant	15
Service of Process upon TIAA-CREF Life	54
Separate Account	16
Short-Term Holding Account	17
Accumulation, Reallocation of	31
Surrender Charge	40,43-46
Rate	62
Term	18
Total Interest Rate	19
Withdrawals	42-45
Systematic Interest	46

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Part A: Owner / Annuitant Data

	Contract Number	Date of Issue	Annuity Starting Date
	[ 0-800135-6	01 01 2008	01 01 2018 ]
		mo day year	mo day year

	Name	Date of Birth
Primary Owner	[John J. Jones	12 20 1952 ]
Joint Owner	[Jane Q. Jones or “None”	06 01 1955 ]
Annuitant	[Jane J. Doe	11 15 1950 ]
mo day year

This contract was made and delivered in the State of [State]. The validity and effect of the contract are governed by the laws there in force.

The separate account is designated as [“TIAA-CREF Life MVA-1”].

The minimum accumulation interest rate is [3.0%].

The maintenance charge described in section 32 is $25.

The surrender charge rate is shown in section 62.

The market value adjustment rate is shown in section 63.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

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Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Part B: Definitions

1.	The Annuitant is the natural person whose life is used in determining the income benefit to be paid. The annuitant is named on page 3 of this contract, and may not be changed, except as provided in section 38.

2.	The Annuity Starting Date is the date on which you begin to receive income benefits. Your scheduled annuity starting date is shown on page 3. You may change your scheduled annuity starting date as explained in section 35.

3.	Beneficiaries are persons you name, in a form satisfactory to us, to:

A)	receive the death benefit as death benefit payees if either owner dies before the annuity starting date while the annuitant is alive; or
B)	become owners, and receive any benefits due as owners, if the last surviving owner dies on or after the annuity starting date.

At any time you may name, change, add or delete beneficiaries, by written notice to us, as explained in section 52.

You can name two classes of beneficiaries, primary and contingent, which set the priority of payment or ownership. Any primary beneficiaries who are alive when benefits become available are your “beneficiaries.” If no primary beneficiary is then alive, any surviving contingent beneficiaries are your “beneficiaries.” If a class contains more than one person, the then-living persons in the class will receive the death benefit or become owners in equal shares, unless you provide otherwise. The shares of any beneficiaries in a class who are not alive when benefits become available will be allocated in equal shares to the beneficiaries in such class who are alive, even if you’ve provided for these beneficiaries to receive unequal shares.

No living beneficiaries. If the death benefit becomes available while the annuitant is alive, and none of the beneficiaries you named is alive, or you never named a beneficiary, the death benefit will be paid to the surviving owner, if any, or else to the estate of the last surviving owner.

If the last surviving owner dies on or after the annuity starting date and if none of the beneficiaries you named is alive after the death of the last surviving owner, or you never named a beneficiary, the commuted value of any income benefits remaining due will be paid to the estate of the last surviving owner in one sum.

Payments after the death of a beneficiary. Any periodic payments or other amounts remaining due after the death of a beneficiary during a guaranteed or fixed period will be paid to the payee named to receive them. The commuted value of these payments may be paid in one sum unless the owner(s) direct us otherwise. The payee designated to receive these payments is named at the time the payment method is chosen.

If no payee has been named to receive these payments, or if no one so named is living at the death of the beneficiary, the commuted value will be paid in one sum to the beneficiary’s estate.

If a payee receiving these payments dies before the end of the guaranteed or fixed period, the commuted value of any payments still due that person will be paid to any other payee named to receive it. If no one has been so named, the commuted value will be paid to the estate of the last payee who was receiving these payments.

4.	A Business Day is any day that the New York Stock Exchange is open for trading. A business day ends at 4:00 p.m. Eastern time, or an earlier time if we so notify you, or when trading closes on the New York Stock Exchange, if earlier.

5.	The Commuted Value of an annuity is an amount paid in a lump sum instead of in a series of payments. The commuted value is available only as described in section 3 and section 53. The effective date of the calculation of the commuted value is the business day in which we receive the request for a commuted value, in a form acceptable to us.

The commuted value of an annuity is the sum of the payments less the interest that would have been earned from the effective date of the commuted value to the date each payment would have been made. The interest rate used is the same as that used to determine the guaranteed amount of the annuity payments.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

6.	The Death Benefit is payable as described in Part F.

7.	The Death Benefit Payees are persons or entities that receive the death benefit. If either owner dies before the annuity starting date, the beneficiaries will be the death benefit payees. If the annuitant dies before either owner, and the annuitant is not an owner, the owner(s) will be the death benefit payee(s).

Where two or more individuals among the annuitant and owners have died and there is not sufficient evidence that they have died other than simultaneously, the beneficiaries will be the death benefit payees, unless you have provided otherwise.

8.	Fixed Term Deposits are portions of your contract among which you may allocate, for specified terms, your premiums, the proceeds of prior fixed term deposits, and any short-term holding account accumulation, as described in sections 25-30.

9.	The General Account consists of all of TIAA-CREF Life’s assets other than those in separate accounts.

All short-term holding account accumulations are part of the general account.

10.	The Income Benefit is payable as described in Part E.

11.	You, the primary owner and joint owner (if any), are the Owner(s). If no joint owner has been named, all references in this contract to “either owner” mean the primary owner.

During your lifetimes, you may, subject to the rights of any assignee and to the extent permitted by law, exercise every right given by this contract without the consent of other persons.

The owners may be changed as explained in section 52. The names of the owners as of the date of issue are shown on page 3. The joint owner must be the spouse of the primary owner.

12.	The Proceeds of a fixed term deposit consist of the fixed term deposit accumulation that becomes available to you upon maturity or withdrawal prior to maturity.

13.	The Rate Schedule sets forth the basis for computing the benefits available under this contract. The rate schedule is in Part I.

14.	Right to Examine Period. You may cancel this contract during the period described on page 1.

15.	You name a Second Annuitant if you choose an income benefit under a two-life annuity option, as explained in section 36. Under a two-life annuity option, the lives of the annuitant and the second annuitant are used in determining the income benefit.

16.	The Separate Account, designated as shown on page 3, was established by us in accordance with New York law to provide benefits from this contract and other similar contracts. The assets and liabilities of the separate account are segregated from the assets and liabilities of the general account and from the assets and liabilities of any other TIAA-CREF Life separate account.

All fixed term deposit accumulations are part of the separate account.

17.	The Short-term Holding Account is a portion of your contract containing all contract accumulations other than fixed term deposit accumulations.

18.	A Term is a period of time, in whole years, specified for a fixed term deposit. The shortest term available will be not less than one year. The longest term available will be not more than ten years.

19.	The Total Interest Rate applicable to a fixed term deposit equals the total effective annual interest rate we credit to that fixed term deposit for the entire term. The total interest rate applicable to the short-term holding account equals the total effective annual interest rate we credit to the short-term holding account during the applicable period of time.

Total interest rates are declared under applicable schedules of rates by TIAA-CREF Life, as described in section 29. The total interest rate applicable to any portion of your contract accumulation will never be less than the minimum accumulation interest rate shown on page 3.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Part C: Contract and Premiums

20.	The Contract. This document and the attached application are the entire contract between you and TIAA-CREF Life. We have issued it in return for your completed application and the first premium. Any endorsement to or amendment of this contract or waiver of any of its provisions will be valid only if in writing and signed by an executive officer or a registrar of TIAA-CREF Life. All benefits are payable at our home office in New York, NY or an administrative office designated by us. This contract is incontestable.

21.	Protection Against Contract Termination or Forfeiture. At any time after the second anniversary of the date of issue, if the amount of monthly income benefit that would be provided by your accumulation under the one-life annuity option as of your latest allowable annuity starting date, as described in section 35, would be less than $20, then we may pay you your accumulation and terminate this contract. Otherwise, your rights under this contract will remain in force.

22.	Premiums for this contract may be paid until the annuity starting date and in any amount not less than $5,000. Total premiums under this contract are limited to $500,000 in any calendar year. We may stop accepting premiums under this contract provided that:
a)	you have been given three months’ written notice; and
b)	we accept premiums under a new TIAA-CREF Life deferred annuity contract issued to you with the same annuitant, annuity starting date, beneficiary and methods of benefit payment as those under this contract at the time of substitution. Such new contract may have a lower guaranteed interest rate and different annuity purchase rates than those under this contract. The new contract will also provide the same rights to elect changes as those provided under this contract.

Premiums must be received by us at the location that we designate, in good order and in accordance with procedures established by us or as required by law. Your initial premium will be credited within two business days of the business day on which it is received by us. Each subsequent premium will be credited as of the business day on which it is received by us.

23.	Allocation of Premiums. You allocate your premiums among the available fixed term deposits. However, less than one year before your scheduled annuity starting date, premiums can be allocated only to the short-term holding account.

A premium will not be credited under this contract unless we have received valid allocation instructions from you in a form acceptable to us. Your allocation instructions are not valid if you allocate any part of a premium to a fixed term deposit that is not then available under this contract, as described in section 25.

24.	State and local government Premium Tax, if applicable, will be deducted from your contract accumulation when incurred by us. We may deduct these taxes when the premium is received by us or when annuity income commences or the death benefit is paid. If no amount for premium tax was deducted, but premium tax is later determined to be due, we will reduce your contract accumulation by the amount of tax that is determined by us to be due.

Part D: Fixed Term Deposits and Accumulations

25.	Availability of Fixed Term Deposits. We will from time to time declare the fixed term deposits that are then available under this contract.

No fixed term deposit whose total interest rate is lower than the minimum accumulation interest rate shown on page 3 will be available under this contract.

No fixed term deposit that matures after the scheduled annuity starting date, or during or after the earliest calendar month containing the annuitant’s or either owner’s 90th birthday, will be available under this contract.

The minimum premium allocation or proceeds of prior fixed term deposits required to begin a fixed term deposit is $5,000.

This contract may not contain more than 120 fixed term deposits at any one time.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

26.	Effective Date of a Fixed Term Deposit. Unless you choose to defer the effective date to a future day acceptable to us, a fixed term deposit will be effective as of the end of the business day in which the following requirements have been met:
•	your premium, if applicable, is credited, as described in section 22 and section 23; and
•

we have received from you, in a form acceptable to us, valid instructions to apply the proceeds of one or more prior fixed term deposits or any portion of your short-term holding account accumulation, if applicable.

A fixed term deposit cannot be revoked after its effective date.

27.	Maturity of a Fixed Term Deposit. A fixed term deposit matures at the end of the specified term, and the proceeds then become available to you.

We will mail you a notice at least forty five days but not more than seventy five days prior to maturity of each fixed term deposit. Prior to maturity, you must instruct us to either apply the proceeds to one or more new fixed term deposits then available or transfer the proceeds out of this contract. If no fixed term deposits are then available under this contract, proceeds may be applied to the short-term holding account.

If we have not received valid instructions from you before maturity, the proceeds will be applied to a new fixed term deposit with the shortest term then available under this contract. If no fixed term deposits are then available under this contract, the proceeds will be applied to the short-term holding account.

28.	A Fixed Term Deposit Accumulation equals:
premiums, proceeds of prior fixed term deposits, and short-term holding account accumulation applied to the fixed term deposit;
plus	interest credited to the fixed term deposit at the minimum accumulation interest rate;
plus	additional amounts credited to the fixed term deposit;
less	any deductions of premium taxes incurred by us for the fixed term deposit;
less	any withdrawals from the fixed term deposit.

29.	We may credit Additional Amounts to your fixed term deposit accumulations and your short-term holding account accumulation. Additional amounts may also be paid with any benefits payable to you or your beneficiary. We do not guarantee that there will be additional amounts.

Any additional amounts credited to your contract accumulation will be based on schedules of total interest rates declared from time to time by TIAA-CREF Life. The total interest rate applicable to a fixed term deposit may depend on the amount of the fixed term deposit accumulation when the fixed term deposit begins.

The total interest rate applicable to a fixed term deposit will not be modified for the entire term of the fixed term deposit.

30.	Your Contract Accumulation equals the sum of your fixed term deposit accumulations and your short-term holding account accumulation.

Once your contract accumulation has been applied to begin payment of an income benefit or death benefit, we will have fulfilled all obligations concerning your contract accumulation.

31.	Reallocation of Short-term Holding Account Accumulation. If fixed term deposits become available to you while you have a short-term holding account accumulation, we will mail you a notice after which you will have at least fifteen days but not more than forty five days to allocate your short-term holding account accumulation among the available fixed term deposits. If we do not receive valid instructions from you, your entire short-term holding account accumulation will be applied to a new fixed term deposit with the shortest term then available under this contract.

32.	A Maintenance Charge is assessed on each anniversary of the date of issue, and upon withdrawal of the entire contract accumulation, if your contract accumulation is less than $25,000. The amount of the charge is shown on page 3. The charge will be deducted from your short-term holding account accumulation, if any. Otherwise, the charge will be deducted from the fixed term deposit with the most recent effective date. If more than one fixed term deposit became effective on the same most recent date, the charge will be deducted from the fixed term deposit with the shortest term effective on that date.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Part E: Income Benefit

33.	Payment of the Income Benefit. Your contract accumulation can be used to provide you with income benefits.

If the last surviving owner dies while any income benefit payments remain due, the beneficiaries will become owners and receive the remaining payments.

34.	The Amount of the Income Benefit payable as of the annuity starting date will be determined by:
A)	your fixed term deposit accumulations;
B)	any applicable market value adjustments;
C)	your short-term holding account accumulation;
D)	the rates specified in the rate schedule;
E)	the income option and payment frequency you choose;
F)	if you choose a one-life annuity, the annuitant’s age; and
G)	if you choose a two-life annuity, the annuitant’s age and the second annuitant’s age.

For each fixed term deposit more than one year prior to maturity on the annuity starting date, the market value adjustment equals the fixed term deposit accumulation multiplied by the applicable market value adjustment rate described in section 63. Market value adjustments may result in increases or decreases in income amounts.

35.	Starting the Income Benefit. Payment of the income benefit will begin as of the scheduled annuity starting date if the primary owner, joint owner (if any), and the annuitant are then living and:
A)	you have chosen one of the income options set forth in section 36; and
B)	if you choose a one-life annuity, we have received due proof of the annuitant’s age; and
C)	if you choose a two-life annuity, we have received due proof of the annuitant’s age and the second annuitant’s age.

If the requirements of this section have not been completed by the scheduled annuity starting date, the annuity starting date will be deferred to the first of the earliest month in which the annuitant or either owner turns age 90.

You may change the annuity starting date by written notice to us prior to the scheduled date, as explained in section 52. You may change the annuity starting date to the first of any month at least ten days following the date of the change, but not to a month:

A)	earlier than fourteen months after the date of issue shown on page 3; or
B)	later than the earliest calendar month containing the annuitant’s or either owner’s 90th birthday.

If you have not chosen an annuity starting date prior to the first of the earliest month in which the annuitant or either owner turns age 90, you will be deemed to have chosen that date.

36.	Income Options are the ways in which you may have the income benefit paid. Any time before the annuity starting date you may choose one of the options described below. Any choice or change of such choice must be made by written notice to us as explained in section 52. You may change your choice at any time before payments begin, but once they have begun no change can be made.

The following are the income options from which you may choose. In addition to providing an income during the lifetime of the annuitant or for a fixed period, some options provide that payments will continue for the lifetime of a second annuitant, and some provide that payments will continue in any event during a guaranteed period as explained below.

The income options are described as monthly payments, but you may choose quarterly, semiannual or annual payments. If the income benefit would be less than $100 a month, we will have the right to change to quarterly, semiannual or annual payments, whichever will result in payments of $100 or more and the shortest interval between payments. Once payments have begun, the frequency cannot be changed. You may not elect an option that would not be treated as an annuity under federal tax law.

The periodic amount paid depends on which of these options you choose:

One-Life Annuity. A payment will be made each month for as long as the annuitant is alive. You may include a guaranteed period of 10, 15 or 20 years. If you do not include a guaranteed period, all

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

payments will cease at the annuitant’s death. If you include a guaranteed period and the annuitant dies before the end of that period, monthly payments will continue until the end of that period and then cease.

Two-Life Annuity. A payment will be made each month for as long as either the annuitant or the second annuitant is alive. You cannot change your choice of second annuitant after payments begin. You may include a guaranteed period of 10, 15 or 20 years. If you do not include a guaranteed period, all payments will cease after both annuitants have died. You may choose from among the following forms of two-life annuity.

Full Benefit While Either the Annuitant or the Second Annuitant is Alive. The full monthly benefit payable while both the annuitant and the second annuitant are alive will continue to be paid until both have died. If you include a guaranteed period and the annuitant and the second annuitant both die before the end of the period chosen, the full monthly benefit that would have been payable if both had lived will continue to be paid until the end of that period and then cease.

Two-thirds Benefit After the Death of Either the Annuitant or the Second Annuitant. At the death of either the annuitant or the second annuitant, two-thirds of the monthly benefit that would have been payable if both had lived will continue to be paid until both have died. If you include a guaranteed period and the annuitant and the second annuitant both die before the end of the period chosen, two-thirds of the monthly benefit that would have been payable if both had lived will continue to be paid until the end of that period and then cease.

Half Benefit After the Death of the Annuitant. The full monthly benefit will continue to be paid as long as the annuitant is alive. If the second annuitant survives the annuitant, one-half of the monthly benefit that would have been payable if the annuitant had lived will continue to be paid until both have died. If you include a guaranteed period and the annuitant and the second annuitant both die before the end of the period chosen, one-half of the monthly benefit that would have been payable if both had lived will continue to be paid until the end of that period and then cease.

Fixed-Period Annuity. A payment will be made each month for a fixed period you choose that is not less than 2 nor more than 30 years. At the end of the period chosen no further payments will be made. If the annuitant dies before the end of the period chosen, the monthly payments will continue to the end of that period and then cease.

Automatic Election Provision. If, on the annuity starting date determined in accordance with section 35, you have not chosen one of the income options described in this contract, you will be deemed to have chosen a one-life annuity with a ten-year guaranteed period, or a shorter period if required to meet federal tax law.

37.	Distribution Requirements upon the Death of the Owner(s). If the last surviving owner dies on or after the annuity starting date, any income benefit remaining due must be distributed at least as rapidly as under the income option on which income benefit payments were being made as of the date of death.

Part F: Death Benefit

38.	Availability of the Death Benefit. If the annuitant or either owner dies before the annuity starting date, the death benefit will become available to the death benefit payees.

If either owner dies and the deceased owner’s surviving spouse is the sole surviving death benefit payee, he or she may choose to become the owner and continue the contract, or instead choose to be paid the death benefit. If the payee does not make a choice within 60 days of the date we receive due proof of death, he or she will automatically become the owner of the contract as of the date of death. If the deceased owner was also the annuitant, the payee will also become the annuitant upon becoming the owner.

39.

A Death Benefit Payable Date is the date we authorize payment of a death benefit payee’s portion of the death benefit. Each payee’s death benefit payable date is the date we have received due proof of death of

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

the annuitant or either owner, and all information required to be furnished for payment of the payee’s portion of the death benefit.

40.	The Amount of the Death Benefit is the contract accumulation as of the first death benefit payable date. No surrender charge or market value adjustment applies to the death benefit.

On the first death benefit payable date, all fixed term deposits will be terminated, and all fixed term deposit accumulations will be applied to the short-term holding account.

41.	Method of Payment. We will pay each death benefit payee’s portion of the death benefit in one sum.

Part G: Withdrawals

42.	Availability of Withdrawals. You may make withdrawals from fixed term deposits or the short-term holding account before the annuity starting date, after the right to examine period. We may limit withdrawals to no more than one withdrawal in any calendar quarter. Multiple withdrawals made on any single day are considered one withdrawal for the purpose of this limitation.

Any withdrawal request must be made by written notice to us as explained in section 52. If you withdraw your entire contract accumulation, all obligations of TIAA-CREF Life to you under this contract are fulfilled.

43.	The Amount of a Withdrawal from a Fixed Term Deposit can be the entire fixed term deposit accumulation or a partial amount of at least $1,000. You cannot make a partial withdrawal that would result in a fixed term deposit accumulation of less than $5,000 following the withdrawal.

If you make a withdrawal from a fixed term deposit more than thirty days prior to its maturity, the amount paid to you will be different than the withdrawal amount due to the following:

•	The amount paid to you will be decreased by a surrender charge equal to the withdrawal amount multiplied by the surrender charge rate described in section 62.
•	The amount paid to you will be increased or decreased by a market value adjustment equal to the withdrawal amount multiplied by the market value adjustment rate described in section 63.

44.	The Amount of a Withdrawal from the Short-term Holding Account can be your entire short-term holding account accumulation or a partial amount of at least $1,000.

45.	Effective Date of a Withdrawal. A withdrawal request must be received by us at the location that we designate, in good order and in accordance with procedures established by us or as required by law. A withdrawal payment will be effective, and all values determined as of the end of the business day in which we receive your request in a form acceptable to us, unless you choose to defer the effective date to a future day acceptable to us. A request for a withdrawal cannot be revoked after its effective date.

We may defer payment of a withdrawal from the short-term holding account for up to six months. If we defer payment of a withdrawal from the short-term holding account for ten or more working days, we will credit interest at the total rate then applicable to amounts left on deposit with us, but not less than the minimum accumulation interest rate specified in the rate schedule. If at any time applicable state law requires a higher rate of interest, such rate will be credited.

46.	Systematic Interest Withdrawals. If your initial premium is at least $25,000, you may elect withdrawals on a systematic basis of the interest credited at the total interest rates applicable to your fixed term deposits. No surrender charge or market value adjustment applies to systematic interest withdrawals.

Systematic interest withdrawals may be elected only as of the date of issue. Systematic interest withdrawals continue until the earliest of the annuity starting date or the first death benefit payable date or the date we are notified of the death of the primary owner.

Systematic interest withdrawals may be scheduled to be made monthly, quarterly, semi-annually or annually, from the first to the twenty eighth day of the month. If a scheduled date is not a business day, the withdrawal will be paid on the next business day.

Systematic withdrawals paid by check may be subject to a fee of up to $5 per payment.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Part H: General Provisions

47.	Reports. At least once each year until the annuity starting date, we will provide you with a report for this contract showing the value of your contract accumulation as of a date specified in the report.

48.	No Loans. This contract does not provide for loans.

49.	Assignment. You may assign this contract prior to the annuity starting date. We assume no responsibility for the validity of any such assignment, nor will we be charged with notice of any assignment unless it is in writing and has been received by us. The rights of the owner(s), annuitant, any second annuitant, any beneficiaries and any other person to receive benefits under this contract will be subject to the terms of any assignment. You should consult your tax advisor before making any assignment of this contract.

This contract may not be assigned on or after the annuity starting date.

50.	Protection Against Claims of Creditors. The benefits and rights accruing under this contract are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

51.	Non-Forfeiture of Benefits. Amounts payable under this contract will not be less than the minimum required as of the date of issue by any applicable statute of the state or other jurisdiction in which this contract was delivered.

52.	Procedure for Elections and Changes. To be valid, any choices or elections available under this contract, any authorization by the owner(s), or revocations or modifications of such authorization, must be made in a form acceptable to us at our home office in New York, NY, or an administrative office designated by us.

Valid instructions will take effect as of the date we receive the instructions. However, if you send us a notice changing your beneficiaries or other persons named to receive payments, it will take effect as of the date it was signed even if you then die before the notice actually reaches us. If we take any action in good faith before receiving a valid instruction, we will not be subject to liability even if our acts were contrary to such instruction.

We will only accept as valid, instructions received from the party entitled to issue the instruction, as determined by our records. If a joint owner has been named and both owners are living, authorization from both owners is required for changes and transactions other than allocation of premiums.

For purposes of determining the effective dates of any transactions and premium receipts, transaction requests and premiums will only be deemed to have been received when they are received by us, or our appropriately designated agent, in good order, in accordance with procedures established by us or as required by law. We may limit the number of transactions that may be made effective on a single business day.

53.	Payment to an Estate, Guardian, Trustee, etc. We may pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity that is not a natural person.

We will not be responsible for the acts or neglects of any executor, trustee, guardian, or other third party receiving payments under this contract. If a trustee of a trust is designated as a beneficiary, we are not obliged to ask about the terms of the underlying trust or any will.

If the death benefit becomes payable to the designated trustee of a testamentary trust, but:

A)	no qualified trustee makes claim for the benefit within nine months after the death benefit becomes payable; or
B)	evidence satisfactory to us is presented at any time within such nine-month period that no trustee can qualify to receive the benefit due, payment will be made to the successor beneficiaries, if any are designated and surviving on the death benefit payable date; otherwise payment will be made to the surviving owner or executors or administrators of the estate of the last surviving owner.

If benefits become payable to an inter-vivos trustee, but the trust is not in effect or there is no qualified trustee, payment will be made to the successor beneficiaries, if any are designated and surviving; otherwise payment will be made to the surviving owner or the executors or administrators of the estate of the last surviving owner.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Payment to any trustee, successor beneficiary, estate, executor, or administrator as provided for above shall fully satisfy TIAA-CREF Life’s payment obligations under this contract to the extent of such payment.

54.	Service of Process upon TIAA-CREF Life. We will accept service of process in any action or suit against us on this contract in any court of competent jurisdiction in the United States provided such process is properly made. We will also accept such process sent to us by registered mail if the plaintiff is a resident of the state, district or territory in which the action or suit is brought. This section does not waive any of our rights, including the right to remove such action or suit to another court.

55.	Benefits Based on Incorrect Age. If the amount of benefits is determined by data as to a person’s age that is incorrect, benefits will be recalculated based on the correct age. Any amounts underpaid by us based on the incorrect data will be paid at the time the correction is made. Any amounts overpaid by us based on the incorrect data will be charged against the payments due after the correction is made. Any amounts so paid or charged will include compound interest at the effective rate of 6% per year.

56.	Proof of Survival. We may require satisfactory proof that the annuitant, any second annuitant, or anyone named to receive benefits under the terms of this contract is alive on the date any benefit payment is due.

If this proof is not received after it has been requested in writing, we may make reduced payments or withhold payments entirely until such proof is received. If under a two-life annuity we have overpaid benefits because of a death of which we were not notified, subsequent payments will be reduced or withheld until the amount of the overpayment, plus compound interest at the effective annual rate of 6% per year, has been recovered.

57.	Compliance with Laws and Regulations. We will administer this contract to comply with all applicable laws and regulations pertaining to the terms and conditions of this contract. No benefit may be elected and no right may be exercised under this contract if the election of that benefit or exercise of that right is prohibited under an applicable state or federal law or regulation. We will withhold and forward to tax authorities any amounts required by law.

58.	Right to Amend. We may change this contract from time to time in order to comply with applicable federal and state laws on annuities. If we make such a change, we will do so for all contracts written on this form and delivered in the same state this contract was delivered.

59.	Correspondence and Requests for Benefits. No notice, application, form, or request for benefits will be deemed to be received by us unless it is received at our home office in New York, NY or an administrative office designated by us. All benefits are payable at our home office in New York, NY or an administrative office designated by us. Any questions about this contract or inquiries about our services should be directed to us at TIAA-CREF Life, P.O. Box 724508, Atlanta, GA 31139, or another administrative office designated by us.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Part I: Rate Schedule

60.	Minimum Accumulation Interest Rate. The minimum effective annual interest rate to be credited to your contract accumulation prior to the annuity starting date or the last death benefit payable date is shown on page 3.

61.	The Annuity Purchase Rates applicable to the accumulations under this contract will be computed on this basis:

(1)	a deduction for any premium taxes incurred by us for this contract;
(2)	interest at the effective annual rate of 2% after the annuity starting date; and
(3)	mortality according to the Annuity 2000 Mortality Table (TIAA Merged Gender Mod C), with ages set back an additional three months for each completed year between January 1, 2000 and the date that annuity payments begin, as illustrated in the accompanying chart.

We may pay income or death benefits that are higher than guaranteed by this section.

We will compute income benefits provided on the basis stated above, or, if it produces a larger payment, on the basis we use for computing the amount of any nonqualified individual single premium immediate annuity being offered when the payments start, after a deduction for any premium taxes incurred by us for your contract when annuity payments commence.

62.	The Surrender Charge Rate equals one half the total interest rate applicable to the fixed term deposit.

63.	The Market Value Adjustment Rate applicable to a fixed term deposit equals N multiplied by R, where N and R are calculated as follows:

N equals	the number of years remaining until maturity of the fixed term deposit. This number is calculated by multiplying the number of days remaining until maturity by 12 and dividing by 365, rounding the result up to the next whole number, and then dividing this result by 12.

R equals	i reduced by j and further reduced by 0.25%, where i and j are calculated as follows:

M    equals    N rounded up to a whole number.

The transaction date equals the applicable annuity starting date or withdrawal effective date.

If a new fixed term deposit with a term of M years is available to contracts of this class on the transaction date, then

i equals	the total interest rate applicable to the original fixed term deposit; and
j equals	the total interest rate applicable to a new fixed term deposit with a term of M years being offered on the transaction date.

If a new fixed term deposit with a term equal of M years is not available to contracts of this class on the transaction date, then

i equals	the yield, as of the effective date of the fixed term deposit, of the STRIPS for which the time then remaining until maturity is closest, within six months, to the term of the fixed term deposit. If no STRIPS within six months is available, then i equals the interpolation of the yields, as of the effective date of the fixed term deposit, of the closest STRIPS maturity prior to, and the closest STRIPS maturity following, the term of the fixed term deposit; and
j equals	the yield, as of the transaction date, of the STRIPS for which the time then remaining until maturity is closest, within six months, to M years. If no STRIPS within six months is available, then j equals the interpolation of the yields, as of the transaction date, of the closest STRIPS maturity prior to, and the closest STRIPS maturity following, M years.

STRIPS refers to US Treasury STRIPS. The STRIPS yield is the US Treasury STRIPS asked yield reported by the Wall Street Journal, or any successor thereto. If the US Treasury STRIPS asked yield is no longer reported by the Wall Street Journal or its successor, we will choose a substantially similar yield, subject to any requisite approval of the insurance supervisory official of the jurisdiction in which this contract is issued.

Your TIAA-CREF Life [“Marketing Name” Annuity] Contract

Guaranteed Annual Amount of Income Benefits

Under a One-Life Annuity with Ten-Year Guaranteed Period

Provided by an Accumulation of $10,000

(after any applicable premium taxes have been deducted)

One-twelfth of the amount shown is payable each month

Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments	Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments	Adjusted Age When Payments Begin	Annual Amount of Monthly Benefit Payments
40	$305.99	57	$383.81	74	$553.18
41	$309.20	58	$390.38	75	$568.43
42	$312.54	59	$397.25	76	$584.44
43	$316.02	60	$404.44	77	$601.22
44	$319.65	61	$411.96	78	$618.78
45	$323.43	62	$419.85	79	$637.13
46	$327.38	63	$428.13	80	$656.25
47	$331.50	64	$436.82	81	$676.14
48	$335.79	65	$445.95	82	$696.74
49	$340.27	66	$455.55	83	$718.03
50	$344.94	67	$465.65	84	$739.91
51	$349.82	68	$476.29	85	$762.31
52	$354.90	69	$487.50	86	$785.11
53	$360.20	70	$499.31	87	$808.15
54	$365.73	71	$511.75	88	$831.28
55	$371.50	72	$524.86	89	$854.30
56	$377.52	73	$538.66	90	$877.00

The yearly payments shown above are those that result from the application of an accumulation of $10,000 to the specified income option when the annuitant has attained an adjusted age as shown, but has not passed the date on which that adjusted age was attained by as much as one month. The annuitant’s adjusted age equals the annuitant’s actual age minus three months for each completed year between January 1, 2000 and the annuity starting date. All ages used in computing payments are calculated in completed years and months. Payments beginning at ages other than those shown, and under other income options, are computed on the basis stated in the rate schedule. For an accumulation other than $10,000, payments will be proportionate.

Nonqualified Flexible Premium Deferred Annuity

Fixed Accumulation and Income Benefit

Nonparticipating

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